November 6, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that iShares Bitcoin Trust ETF has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, which was filed with the U.S. Securities and Exchange Commission on November 6, 2026.

Sincerely, iShares Delaware Trust Sponsor LLC, Sponsor of iShares Bitcoin Trust ETF*

/s/ Jay Jacobs
Jay Jacobs
Director, President and Chief Executive Officer
(Principal executive officer)

*    The registrant is a trust and the person is signing in his capacity as an officer of iShares Delaware Trust Sponsor LLC, the Sponsor of the registrant.

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